AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
R.J. REYNOLDS TOBACCO HOLDINGS, INC.
          FIRST: The name of the corporation (the “Corporation”) is “R.J. Reynolds Tobacco Holdings, Inc.”.
          SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.
          THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
          FOURTH: (a) The total number of shares of stock that the Corporation shall have authority to issue is 2,000 shares, consisting of 1,000 shares of Common Stock, par value $0.01 per share, and 1,000 shares of Preferred Stock, par value $0.01 per share.
          (b) The Board of Directors of the Corporation may, subject to the limitations prescribed by the DGCL and any other applicable law and the provisions of this Certificate of Incorporation, provide for the issuance of shares of Preferred Stock or provide for the issuance of shares of Preferred Stock in one or more series, establish from time to time the number of shares to be included in each such series and fix the designations, voting powers, preferences, rights and qualifications, limitations or restrictions of the shares of Preferred Stock of each such series.
          (c) The Common Stock shall be subject to all the powers, rights, privileges, preferences and priorities of any Preferred Stock as provided herein or in any resolution or resolutions adopted by the Board of Directors of the Corporation pursuant to authority expressly vested in it by the provisions of this Article Fourth.
          FIFTH: Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.
          SIXTH: (a) To the fullest extent permitted by the DGCL as it exists or may hereafter be amended, no person who is serving or who has served as a director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of duty as a director. No amendment or repeal of this Article Sixth, nor the adoption of any provision to this Certificate of Incorporation inconsistent with this Article Sixth, shall eliminate or reduce the protection granted herein with respect to any matter that occurred prior to such amendment, repeal or adoption.

          (b) Each person who is or was a director or officer of the Corporation (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding (including an action, suit or proceeding by or in right of the Corporation), whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, shall be indemnified by the Corporation against liability in any such action, suit or proceeding to the fullest extent permitted by the DGCL as it exists or may hereafter be amended. Expenses incurred in connection with any such action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of any action, suit or proceeding upon receipt of an unsecured written promise by or on behalf of any such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the Corporation against such expenses. The right to indemnification conferred in this Article Sixth shall be a contract right.
          (c) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the DGCL.
          (d) The Corporation shall have power to purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person in any such capacity and whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
          (e) The rights and authority conferred in this Article Sixth shall not be exclusive of any other right which any person may otherwise have or hereafter acquire under any statute, provision of the Certificate of Incorporation or Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.
          SEVENTH: In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Corporation may in its bylaws confer powers upon its Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.
          EIGHTH: The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and, except as otherwise expressly provided herein, all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation .